SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*




                            RICHEY ELECTRONICS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    763302106
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                                 (CUSIP Number)

                                February 28, 1998
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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
         Schedule 13G is filed: [ X ] Rule 13d-1(b) [ ] Rule 13d-1(c) [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 763302106
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(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
        Palisade Capital Management, L.L.C., Tax ID#: 22-3330049
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                             (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  New Jersey
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Number of Shares Beneficially Owned by Each   (5) Sole Voting
      Reporting Person With                         Power:              987,357
                                              (6) Shared Voting
                                                    Power:                --
                                              (7) Sole Dispositive
                                                    Power:              987,357
                                              (8) Shared Dispositive
                                                    Power:                --
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(9)    Aggregate Amount  Beneficially  Owned by Each Reporting  Person:  987,357
       (includes   307,257  shares   issuable  to  the  reporting   person  upon
       conversion of convertible bonds issued by the Issuer)
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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(11)    Percent of Class Represented by Amount in Row (9): 10.5%
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(12)     Type of Reporting Person (See Instructions):  IA
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Item 1(a).  Name Of Issuer:  Richey Electronics, Inc.
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Item 1(b). Address of Issuer's Principal Executive Offices: 7441 Lincoln Way, Garden Grove, California 92641
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   Item 2(a).  Name of Person Filing:  Palisade Capital Management, L.L.C.
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Item 2(b). Address of Principal Business Office or, if None, Residence: One Bridge Plaza, Suite 695, Fort Lee, NJ 07024
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Item 2(c).  Citizenship:  New Jersey
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Item 2(d).  Title of Class of Securities:  Common Stock
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Item 2(e).  CUSIP No.:  763302106
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Item 3. If This Statement Is Filed Pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a

        (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

        (e) [X] An Investment Adviser in accordance with ss.240.13d-1(b)(1)(ii)
                (E);

        (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) [ ] A Parent Holding Company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

        (h) [ ] A Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

       If this statement is file pursuant to ss.240.13d-1(c), check this box [].

Item 4.  Ownership

         (a)      Amount Beneficially Owned (as of February 28, 1998):

                  987,357 (includes 307,257 shares issuable to the reporting person upon conversion of convertible bonds issued by the Issuer

         (b)      Percent of Class (as of February 28, 1998):

                  10.5%

         (c)      Number of Shares as to which such person has:

                  (i) sole power to vote or to direct the vote   987,357

                 (ii) shared power to vote or to direct the vote   --
                                                                  ----------

                (iii) sole power to dispose or to direct the disposition of
                      987,357

                 (iv) shared power to dispose or to direct the disposition of --


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are hot held in connection with or as a participant in any transaction having that purpose or effect.




                                 March 10, 1998
                                     (Date)



                               /s/ Steven E. Berman
                                   (Signature)



                              Steven E. Berman/Member
                                  (Name/Title)



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)